Exhibit 99.12

ECONOMIC OUTLOOK

Interest rate hikes and the rising cost of living have led to a significant slowdown in economic growth.

In Québec, economic growth is expected to slow from 3.1% in 2022 to 0.7% in 2023. In comparison, growth of 2.0% in 2023 was expected in the Québec Budget Plan - March 2022.

In Canada, a moderation of economic growth is also expected, while real GDP growth is expected to slow from 3.1% in 2022 to 0.8% in 2023.

After a record annual increase of 169 400 jobs in 2021 (+4.1%), job creation will slow down. It will drop from 103 400 jobs in 2022 to 31 100 jobs in 2023. The moderation in economic activity will dampen the demand for labour, which will cause the unemployment rate to rise temporarily. The unemployment rate is expected to reach 4.5% in 2022, a historic annual low, before rising slightly to 5.0% in 2023.

ECONOMIC OUTLOOK IN QUÉBEC (annual average, percentage change, unless otherwise indicated)
	2021	2022	2023
Real GDP	6.0	3.1	0.7
Exports in real terms	2.9	2.8	1.6
Consumer Price Index	3.8	6.8	3.7
Housing starts (thousands of units)	67.8	60.7	54.2
Job creation (thousands)	169.4	103.4	31.1
Unemployment rate (per cent)	6.1	4.5	5.0
Canadian financial markets (annual average percentage rate, unless otherwise indicated)
Overnight rate target	0.3	2.0	4.0
3-month Treasury bill	0.1	2.3	4.0
10-year bond	1.4	2.8	3.2
Canadian dollar (in U.S. cents)	79.7	76.4	74.0

QUEBEC'S BUDGETARY SITUATION

In 2022-2023, the budgetary balance, within the meaning of public accounts, shows a deficit of $2.0 billion. The financial framework includes a provision for economic risks and other support and recovery measures of $1.0 billion in 2022-2023, $2.0 billion in 2023-2024 and 2024-2025, and $1.5 billion in 2025-2026 and 2026-2027. Fiscal balance is expected to be restored by 2027-2028.

Revenue amounts to $144.8 billion in 2022-2023, with growth of 4.3%. Expenditure amounts to $143.8 billion in 2022-2023, with growth of 13.6%.

CONSOLIDATED FINANCIAL FRAMEWORK FROM 2021-2022 TO 2026-2027

(millions of dollars)

	2021-2022	2022-2023		2023-2024		2024-2025	2025-2026	2026-2027	AAGR(1)
Own-source revenue	109 647	115 225		118 428		123 007	127 136	131 508
% change	19.3	5.1		2.8	(2)	3.9	3.4	3.4	3.7
Federal transfers	29 184	29 608		29 287		30 201	31 179	31 790
% change	-5.0	1.5		-1.1		3.1	3.2	2.0	1.7
Total revenue	138 831	144 833		147 715		153 208	158 315	163 298
% change	13.2	4.3		2.0		3.7	3.3	3.1	3.3
Portfolio expenditures	-117 953	-133 285		-134 280		-139 233	-144 651	-148 254
% change	11.1	13.0	(3)	0.7	(3)	3.7	3.9	2.5	4.7
Debt service	-8 640	-10 523		-9 387		-10 086	-10 409	-11 248
% change	12.4	21.8	(4)	-10.8	(4)	7.4	3.2	8.1	5.4
Total expenditure	-126 593	-143 808		-143 667		-149 309	-155 060	-159 502
% change	11.2	13.6		-0.1		3.9	3.9	2.9	4.7
Expenditures tied to COVID-19 support and recovery measures	-9 393	-1 997		-368		-	-	-
Provision for economic risks and other support and recovery measures	-	-1000		-2 000		-2 000	-1 500	-1 500
SURPLUS (DEFICIT)	2 845	-1 972		1 680		1 899	1 755	2 296
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-3 617	-3 253		-3 947		-4 564	-4 843	-5 217
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-772	-5 225		-2 267		-2 665	-3 088	-2 921
Use of the stabilization reserve	772	449		-		-	-	-
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	-	-4 776		-2 267		-2 665	-3 088	-2 921

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2022-2023 to 2026-2027.

(2) The variation in own-source revenues in 2023-2024 is consistent with the variation in nominal GDP for 2023 (2.8%).

(3) In 2022-2023, growth is primarily due to the enhanced senior assistance amount, the initiatives announced in Budget 2022-2023 in health and education and for economic development, and the effect of the lower expenditure level recorded for 2021-2022. Excluding these factors, growth would be 5.4% in 2022-2023. Adding the non-recurrence of one-time cost of living payments, growth would be 3.0% in 2023-2024.

(4) The significant increase in debt service in 2022-2023 is due to the rapid increase in interest rates, which results, in particular, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

DEBT REDUCTION

As at March 31, 2022, the gross debt stood at $211.0 billion, or 41.8% of GDP. That is lower than its pre-pandemic level of 43.5% of GDP as at March 31, 2020. The gross debt burden will fall to 40.4% of GDP as at March 31, 2023, which is below the 45% objective.

In 2022-2023, revenue totalling $3.3 billion will be dedicated to the Generations Fund.

FINANCING

For 2022-2023, the financing program stands at $25.9 billion, which is $1.7 billion less than projected in the March 2022 budget. For 2023-2024, the financing program amounts to $27.6 billion. For the three subsequent years, from 2024-2025 to 2026-2027, it will average $30.6 billion per year.

GOVERNMENT'S FINANCING PROGRAM FROM 2022-2023 TO 2026-2027

(millions of dollars)

	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027
Net financial requirements	16 576	11 538	12 617	15 021	15 237
Repayments of borrowings	14 738	16 084	19 391	17 456	12 066
Use of the Generations Fund to repay borrowings	-	-	-	-	-
Withdrawal from the Accumulated Sick Leave Fund	-	-	-	-	-
Use of pre-financing	−7 147	-	-	-	-
Transactions under the credit policy(1)	1 712	-	-	-	-
Pre-financing	-	-	-	-	-
TOTAL	25 879	27 622	32 008	32 477	27 303

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts have no effect on the debt.

While the average for the last 10 years is 27%, the government has contracted 8% of its borrowings on foreign markets so far for the year 2022-2023:

– £750 million (CAD$1 189 million);

– AU$60 million (CAD$56 million).

To date, approximately 86% of the borrowings contracted in 2022-2023 had a maturity of 10 years or more.

As at March 31, 2022, the average maturity of the debt was 11 years.

CREDIT RATINGS

Québec's credit rating is evaluated by six credit rating agencies. On July 15, 2022, the credit rating agency Japan Credit Rating Agency (JCR) raised Québec's credit rating from AA+ to AAA, the highest possible rating. The five other agencies that rate Québec have confirmed its credit rating, with a stable outlook.

QUÉBEC'S CREDIT RATINGS
Credit rating agency	Credit rating	Outlook
Standard & Poor's (S&P)	AA-	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA-	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable
China Chengxin International (CCXI)(1)	AAA	Stable
Note: Québec's credit ratings as at November 17, 2022. (1) Credit rating for bond issues on the Chinese market.